Exhibit 99.1

Namibox Launches NAMI INSIGHT One, Introducing a New Category of AI-native Wearable Learning Devices

SHANGHAI, Dec. 31, 2025 /PRNewswire/ -- Jinxin Technology Holding Company (“Jinxin” or the “Company”) (NASDAQ: NAMI), an innovative digital content service provider in China, today announced the launch of a pioneering AI-powered smart learning glasses, NAMI INSIGHT One, in collaboration with MLVision. Backed by the surging global EdTech sector, projected to exceed $404 billion by 2025, the wearable device market is entering a new phase of education-focused innovation. The launch of NAMI INSIGHT One marks the emergence of a new category: AI-native wearable learning devices. As the inaugural model under the NAMI INSIGHT platform, NAMI INSIGHT One is built as a dedicated learning terminal that integrates AI, content, and real-world usage scenarios. NAMI INSIGHT One was officially released on December 31, 2025 through the Company’s flagship stores on Tmall and JD.com.

AI and Wearables Redefining Educational Trends

“Learning is one of the most natural, high-frequency use cases for smart glasses,” said Jin Xu, the Company’s CEO. “With Namibox’s content ecosystem and AI capabilities, we believe wearable learning devices can become the next core terminal following learning apps and tablets.” The deep integration of large AI models into education is driving a shift from traditional teaching methods toward more flexible, “borderless” learning experiences. Wearable devices, used across daily scenarios, are well-positioned to support this shift. Against this backdrop, the Company integrates an education-specific AI model with lightweight AR technology into NAMI INSIGHT One, enabling application in classrooms, during commutes, and throughout everyday settings. Unlike general-purpose smart glasses, NAMI INSIGHT One is powered by curriculum-aligned content and real user learning behavior, forming an integrated system that is difficult to replicate without both data and content depth.

Disruptive Pricing and a Focused Learning Ecosystem

Priced to broaden access to advanced learning technology, NAMI INSIGHT One is positioned with a meaningful advantage versus comparable hardware. It builds on the Company’s ecosystem of more than 40 million users, integrating “hardware + content” into a unified learning experience.

NAMI INSIGHT One is purpose-built for learning through four core features:

Classroom Mode: AI-generated-structured notes in real-time to enhance focus.

Smart Vocabulary Mode: Anti-forgetting algorithm to schedule reviews, optimizing fragmented time.

Listening Mode: Bone conduction technology for immersive audio learning in various settings.

Translation Mode: Real-time multilingual translation to support global communication needs.

In daily use, students can review vocabulary hands-free during commutes, capture structured notes in class with minimal distraction, and access translation and audio learning throughout the day.

A Dual-Engine Growth Strategy

This launch marks the Company’s expansion from a pure digital-content model to a “content + hardware” strategy. The new hardware business is expected to complement the Company’s B2C and B2B services, strengthening engagement and diversifying revenue streams. Proprietary hardware can increase learning frequency and content consumption, creating additional subscription and service monetization opportunities and expanding lifetime user value across consumer and institutional segments. As the smart learning hardware industry continues to grow, this education-focused device is positioned to support new growth avenues. With built-in multilingual and translation capabilities, the product also supports cross-border learning scenarios, including language education and international study, reinforcing the Company’s vision of borderless learning. Looking ahead, the Company plans to expand learning scenarios, deepen ecosystem partnerships, and explore institutional adoption as part of its smart learning hardware roadmap.

About Jinxin Technology Holding Company

Headquartered in Shanghai, China, Jinxin Technology Holding Company is an innovative provider of digital content and interactive communication services. Through its flagship platform Namibox, the Company delivers intelligent, engaging, and curriculum-aligned products powered by advanced AI, AR, and digital human technologies.

Jinxin Technology works closely with China’s leading textbook publishers and educational platforms, providing AI-generated digital content for primary and middle school students. Its distribution channels include:

●	Namibox, the Company’s flagship learning app

●	Telecom and broadcast operators

●	Third-party educational devices

For more information, please visit the Company’s website at https://ir.namibox.com.

Safe Harbor Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident,” “potential,” “continue,” or other similar expressions. Jinxin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Jinxin’s beliefs, plans and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this announcement is as of the date of this announcement, and the Company undertakes no obligation to update such information, except as required under applicable law.

For Investor and Media Inquiries, Please Contact:

Jinxin Technology Holding Company
Investor Relations Department
Email: ir@namibox.com